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NEWS RELEASE

Lundin Mining Signs Strategic Alliance and Financing Arrangement with Sunridge Gold Corp.

January 16, 2006 (TSX: LUN; O-List Stockholmsbörsen: LUMI) … Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that its wholly owned subsidiary, Lundin Mining AB, has entered into a strategic alliance and financing arrangement with Sunridge Gold Corp. ("Sunridge"), a publicly traded mining company listed on the TSXV under the symbol "SGC".

Sunridge is currently drilling several advanced exploration projects in Eritrea in northeastern Africa including the high-grade Adi Nefas Gossan zinc/gold/copper volcanogenic massive sulphide (VMS) project, the high-grade copper/gold Debarwa VMS deposit, the Gupo gold deposit and several other high priority targets. These projects form part of the Asmara Joint Venture Project in which Sunridge currently holds a 40% interest and has an option to earn a 70% interest. The remaining interest is held by Sub Sahara Resources (Eritrea) Ltd., a subsidiary of Sub-Sahara Resources NL, an Australian public company.

The Asmara Project encompasses over 1,100 square kilometers and is located immediately to the north, south and west of Eritrea's capital city of Asmara. The infrastructure is excellent with roads, power, water and airports servicing the project area. The licensed area covers rocks of the Nubian-Arabian shield which is a large Pre-Cambrian shield covering much of Northeast Africa. Eritrea is a country with immense geological potential yet still relatively unexplored by modern mining methods. The main discoveries to date are Nevsun's large, high-grade Bisha VMS Project and Sunridge's high-grade Debarwa and Adi Nefas VMS Projects.

Sunridge currently has a 25,000 metre diamond and reverse circulation drilling program underway on several of its key projects. From the Adi Nefas high-grade zinc/gold/copper project, Sunridge recently reported excellent results. Highlights include:

NG-024-D - 7.85 metres grading 3.9 g/t Au, 147.52 g/t Ag, 5.5% Cu and 10.05% Zn

NG-025-D - 10.6 metres grading 3.16g/t Au, 96.08 g/t Ag, 2.23% Cu and 10.68% Zn

NG-026-D - 9.0 metres grading 11.91 g/t Au, 285 g/t Ag, 3.18% Cu and 11.05% Zn

NG-043-D - 5.25 metres grading 10.81 g/t Au, 239.8 g/t Ag, 6.77% Cu and 6.77% Zn

NG-046-D - 7.80 metres grading 4.0 g/t Au, 135.44 g/t Ag, 1.12% Cu and 5.62% Zn

Another key project is the Debarwa copper/gold project. Debarawa is at an advanced stage and Sunridge has now commissioned conceptual mine planning studies which will evaluate a potential fast-track development of this high-grade deposit.

Over the coming months, an aggressive drilling program will continue utilizing 4 rigs. Lundin Mining will bring to the strategic alliance technical and financial expertise and assist Sunridge Gold to rapidly advance its projects to the production stage.

Karl-Axel Waplan, President of Lundin Mining, commented, "The Asmara projects represent an excellent, low-risk opportunity to participate in the exploration and advancement of some of the most exciting VMS prospects I've seen in some time - not since our own Storliden high-grade VMS project. The grades seen at the Sunridge projects are highly impressive. We look forward to working with Sunridge and being with them as they enjoy continued success."

Pursuant to the agreement with Sunridge, Lundin Mining will subscribe for 3,150,000 units of Sunridge by way of a non-brokered, private placement at a price of Cdn $1.66 per unit for an investment of Cdn $5,229,000. Each unit will consist of one common share of Sunridge and one common share purchase warrant. Each warrant is exercisable into one additional common share of Sunridge at a price of $2.07 for a period of two years from the closing of the private placement. Upon the completion of the private placement, Lundin Mining will hold just under 10% of the common shares of Sunridge. This private placement is subject to all regulatory approvals. The securities comprising the units will be subject to a four month hold period from the date of closing.

Lundin Mining Corporation
News Release

Upon completion of its investment in Sunridge, Lundin Mining will be entitled to two seats on the board of directors of Sunridge.

The technical information contained in this news release has been reviewed by Mr. Michael Hopley, (B.Sc. Geo.) who is a Qualified Person pursuant to NI 43-101. Mr. Hopley is President and CEO of Sunridge.

Lundin Mining is a Canadian mining and exploration company with a global focus in base metals. The main assets of the company are the Zinkgruvan mine, located about 200 kilometres southwest of Stockholm, Sweden and the Galmoy zinc/lead mine in Ireland. The Zinkgruvan mine has been producing zinc, lead and silver on a continuous basis since 1857 and has consistently ranked in the lowest cost quartile among zinc mines in the world. Approximately 720,000 tonnes of ore per year are mined and treated at Galmoy, resulting in production of about 80,000 tonnes of zinc in concentrates, 20,000 tonnes of lead in concentrates and a significant amount of silver. Lundin Mining also owns the Storliden zinc/copper mine in the Skellefte District of northern Sweden. In addition to the three mines, Lundin Mining holds exploration permits covering substantial areas in Sweden as well as in Ireland. Lundin Mining also holds about 19.9% of the shares of Union Resources - which controls 38% of the world-class zinc/lead deposit, Mehdiabad, in central Iran.

ON BEHALF OF THE BOARD

"Karl-Axel Waplan"
President and CEO

For further information, please contact:
Sophia Shane, Investor Relations - North America: (604) 689-7842 or
Karl-Axel Waplan, President & CEO: +46-705-10 42 39